Exhibit 99.1

Change in Financial Year End

25 September 2025 – Ioneer Ltd (“Ioneer”) (ASX: INR, NASDAQ: IONR) today announced that the Board of Directors of Ioneer Ltd (Ioneer) has resolved to change Ioneer’s financial year from 1 July - 30 June, to 1 January - 31 December.

The change is made in accordance with section 323D(2A) of the Corporations Act 2001 (Cth). The Board confirms that:

•	Ioneer’s current financial year will end on 31 December 2025 which will be a six-month Transitional Financial Year (TY), beginning on 1 July 2025 and ending on 31 December 2025.

•	Thereafter, Ioneer will adopt a twelve-month financial year, with the first commencing on 1 January 2026 and ending on 31 December 2026.

•	The change in financial year requires Ioneer to, in respect of the TY:

o	Lodge an additional annual report by March 2026.

o	Hold an additional annual general meeting in May 2026 (TY 2026 AGM).

Ioneer will provide further details of the TY 2026 AGM closer to the date.

This announcement has been authorised by the Board of Directors of Ioneer Ltd.

--ENDS—

Investor Relations	Media Relations

Chad Yeftich Ioneer USA Corporation	Daniel Francis FGS Global (USA)
Investor Relations (USA) T: +1 775 993 8563 E: ir@ioneer.com	Media Relations (AUS) E: daniel.francis@fgsglobal.com

About Ioneer

Ioneer Ltd is an emerging lithium–boron producer and the 100% owner of the Rhyolite Ridge Lithium-Boron Project. Rhyolite Ridge is one of only a small number of lithium-boron ore deposits globally, and a linchpin project in Nevada’s burgeoning Lithium Loop.

Rhyolite Ridge closed a US$996 million loan with the U.S. Department of Energy Loan Programs Office under the Advanced Technology Vehicles Manufacturing program in January 2025. In October 2024, Ioneer received the final federal permit for the project from the Bureau of Land Management, concluding the formal federal permitting process which began in early 2020. Ioneer signed separate offtake agreements with Ford Motor Company and Prime Planet & Energy Solutions (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

To learn more about Ioneer, visit www.Ioneer.com/investors or join our online communities on X, Facebook, LinkedIn, Instagram and YouTube

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